

Mail Stop 4561

February 10, 2009

By U.S. Mail and Facsimile to: (956) 726-6618

Dennis E. Nixon
President
International Bancshares Corporation
1200 San Bernardo Avenue
Laredo, Texas 78042-1359

> **Re: International Bancshares Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **File No. 000-09439**

Dear Mr. Nixon:

We have reviewed your response filed with the Commission on February 3, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation

Compensation Discussion and Analysis

Annual Cash Bonus Incentives, page 12 of Definitive Proxy Statement on Schedule 14A

1.   We note your response to comment 1 in our letter dated January 21, 2009. Based on the arguments presented, we cannot agree with the conclusion that you have an appropriate basis to omit the information requested by our comment. The types of

targets that are used in the EICP are the very types of targets that have not been considered covered by Instruction 4, as the potential for competitive harm does not appear to be present. Please see the Staff's Observations in the Review of Executive Compensation Disclosure, October 2007. Please confirm that you will disclose the targets used to pay bonuses under the EICP for 2008 and discuss any material changes to the targets that are to be used for the upcoming year.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel